CONSENT OF NICHOLAS WINER

November 9, 2021

To: United States Securities and Exchange Commission (the "SEC")

Re: Great Panther Mining Ltd. (the "Company") Registration Statement on Form F-10 (including any amendments thereto, the "Registration Statement")

I hereby consent to the use of my name in the Registration Statement in connection with my review of the technical information in the Company's prospectus supplement dated November 9, 2021 (the "Prospectus Supplement").

In addition, I consent to the description and incorporation by reference of the information contained in the Prospectus Supplement in the Registration Statement.

This consent extends to any amendments to the Registration Statement, including any post-effective amendments.

Yours truly,

/s/ Nicholas Winer

Nicholas Winer, B.Sc. Hons, FAusIMM